SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 5)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
94770V 10 2
(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.
WEBMD HEALTH CORP.
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 624-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
ROBERT M. KATZ, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 156,000,000	$11,122.80
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 3,000,000 shares of common stock at the offer price of $52.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,122.80	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: August 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 11. ADDITIONAL INFORMATION.
SIGNATURE

INTRODUCTION
     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2010, as amended and supplemented through the date hereof (the “Schedule TO”) relating to the offer by WebMD Health Corp., a Delaware corporation (the “Company”), to purchase up to 3,000,000 shares of its common stock, par value $.01 per share, at a price of $52.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2010 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

ITEM 11.	ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     (d) On August 30, 2010, the Company waived the condition in the Offer to Purchase which would have required that none of the market price for the shares, the Dow Jones Industrial Average, the NASDAQ Composite Index or the S&P 500 Composite Index decrease by more than 10% since the date of the Offer. See Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 30, 2010

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

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